Filed by BlackRock MuniYield New Jersey Quality Fund, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rules 13e-4 and 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: BlackRock MuniYield New Jersey Quality Fund, Inc.
Commission File No. 811-07138

PLEASE VOTE NOW!

IMPORTANT NOTICE FOR SHAREHOLDERS OF

BLACKROCK MUNIYIELD NEW JERSEY QUALITY FUND, INC. (“MJI”)
BLACKROCK MUNIHOLDINGS NEW JERSEY QUALITY FUND, INC. (“MUJ”)

VOTING NOW HELPS LOWER OVERALL PROXY COSTS AND ELIMINATES
FURTHER MAILINGS AND PHONE CALLS
Dear Shareholder,

Time is running short and the joint Special Shareholder Meeting is rapidly approaching. You recently received proxy materials relating to proposals to be voted on at the joint Special Shareholder Meeting of MJI and MUJ which will be held at the offices of BlackRock Advisors, LLC, 1 University Square Drive, Princeton, NJ 08540, on Thursday, March 12, 2015, at 4:00 p.m. (Eastern Time).  You are receiving this REMINDER notice because you held shares in one or more of the above named funds on the record date and we have not received your vote.  Please help us avoid adjournments, phone calls, costs and additional mailings by promptly voting your shares.

For the reasons set forth in the proxy materials previously mailed to you, the Board of Directors of each fund believes that each proposal, as applicable to its respective fund, is in the best interests of that fund and its stockholders and unanimously recommends that you vote “FOR” the approval of each proposal.

It is important that you vote, no matter how large or small your holdings may be.

We urge you to vote “FOR” each proposal, as applicable, by using one of the following options:

1. Vote Online - by logging onto the website listed on the enclosed voting instructions form and following the instructions; or

2. Vote by Touch-Tone Phone - by calling the toll free number on the enclosed voting instructions form and following the instructions; or

3. Vote By Mail - by completing and returning your executed voting instructions form in the postage paid envelope provided.

Remember, your vote is very important and counts.  Voting now will minimize the expenses incurred with further reminder mailings and solicitations calls. Please exercise your shareholder rights and vote today.

If you hold your shares in a brokerage or bank account (in “street name”), your broker or bank cannot vote your shares (as they have in past annual meetings) unless you vote utilizing one of the voting options listed above.

If you have any questions about the proposals, please call Georgeson Inc., each fund’s proxy solicitor, toll free at 1-866-828-4305.

If you have already voted, please disregard this notice.

Thank you for voting!